Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

           We consent to the incorporation by reference in Registration Statement No. 333-21489, 333-21491, and 333-11618 on Form S-8 of our report dated April 13, 2005 (November 17, 2005, as to the effects of the restatement discussed in Note 2), which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's restatement described in Note 2 to the consolidated financial statements, relating to the consolidated financial statements and financial statement schedule as of December 31, 2004 and for each of the years in the two-year period then ended of Systemax, Inc. and subsidiaries appearing in the Annual Report on Form 10-K of Systemax Inc. for the year ended December 31, 2005.

DELOITTE & TOUCHE LLP
/s/ Deloitte & Touche LLP

August 25, 2006